

March 17, 2011

By Facsimile (949.475.4756) and U.S. Mail

James Moloney, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, California 92612-4412

> Re: **Ameron International Corporation**
> **Definitive Additional Materials filed March 7 and 16, 2011**
> **File No. 001-09102**

Dear Mr. Moloney:

We have reviewed the above filings and have the following comment.

1.   We note that the Company has made statements in its soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of Mr. Mitarotonda, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in the filing:

- "Confirming our worst fears regarding the type of director that he would be, Mr. Mitarotonda's most recent dismissal of Mr. Davenport's religious background was distasteful, unwarranted and inappropriate." (Definitive additional materials filed March 16, 2011).

- "David Davenport is an ethical, well-rounded and balanced individual against whom Mr. Mitarotonda does not begin to compare." (Definitive additional materials filed March 16, 2011).

- "In stark contrast to Ameron's performance, Mr. Mitarotonda has been unable to effectively manage his own organization and investments. Numerous managers and analysts have left him due to his management style, and his fund's assets under management have fallen in recent years by over 80%, from over $500 million to less than $100 million–a powerful indictment of his poor record with his portfolio companies." (Definitive additional materials filed March 16, 2011). In responding to this comment, please address disclosure on page 3 of the definitive additional materials filed by Barington Companies Equity Partners, L.P. on March 11, 2011, including the table disclosed on page 3, indicating that since it was established in

January 2000, Barington Companies Equity Partners' cumulative returns and compounded annual growth rate have significantly outpaced relevant benchmarks.

- "Mitarotonda started Barington Capital in 1991 as an investment bank targeting small businesses, after beginning his brokerage career at DH Blair; a firm that was subsequently served with a criminal indictment." (Definitive additional materials filed March 7, 2011 – Investor Presentation, slide 43). In responding to this comment, please address the fact that Mr. Mitarotonda left DH Blair in 1988.

- "Barington has a history of manipulating companies for its own gain and profiting as they fail." (Definitive additional materials filed March 7, 2011 – Investor Presentation, slide 44).

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2. Please provide support for the following statement in the second set of definitive additional materials filed March 16, 2011:

- "We also have been informed that there has been significant turnover in analysts and managers at Barington, which we believe to be partly the result of Mr. Mitarotonda's actions."

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions